DATED ON THE 29TH DAY OF DECEMBER 2008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

and

SENTRON ENTERPRISES LIMITED

SALE AND PURCHASE AGREEMENT

relating to shares in

JINGLE TECHNOLOGY LIMITED

THIS AGREEMENT is executed on the 29th day of December, 2008.

BETWEEN:-

(1)	CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION, a company incorporated under the laws of British Virgin Islands with limited liability (No. 161076) and whose registered office is situated at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	SENTRON ENTERPRISES LIMITED, a company incorporated under the laws of British Virgin Islands with limited liability (No. 1494162) and whose registered office situated at 263 Main Street, Road Town, Tortola, British Virgin Islands (the “Purchaser”).

WHEREAS:-

(A)	JINGLE TECHNOLOGY LIMITED (the “Company”) is a company incorporated in the British Virgin Islands with limited liability since the 8th February 2000. The particulars of the Company are set out in Schedule 1.

(B)	The Vendor is the registered and beneficial owner of the one (1) share, at par value US$1 per share, of the Company (100% owned equity).

(C)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the SPA Sale Shares (as defined below) upon the terms and conditions contained in this Agreement.

AND NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, including recitals and schedules, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set forth as follows:-

“BBHL”	Beijing BHL Networks Technology Company Limited, a
company incorporated in PRC with limited liability on
22nd June 2000, which is 76% owned by the
BHLNET and whose particulars and balance sheet as at
November 30, 2008 are set out in Schedule 2B.
“BHLNET”	BHL Networks Technology Co., Ltd., a company
incorporated in Cayman Islands with limited liability
on 7th April 2000, which is 100% owned by
the Company and whose particulars are set out in
Schedule 2A.
“Business Day”	means any day, including Saturdays, on which banks in Hong Kong are generally open for business.
“Completion”	the completion of the sale and purchase of the SPA Sale Shares in accordance with Clause 5.
“Completion Date”	date of Completion in accordance with Clause 5.1.
“Conditions Precedent”	conditions precedent set out in Clause 4.
“Force Majeure”	means all unpredictable, uncontrollable and inevitable
events occurring subsequent to the date hereof which
result in the failure of parties to perform their
obligations thereunder, including earthquake,
hurricane, flood, war, illness or other cause beyond
such party’s reasonable control.
“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC
“Hong Kong”	Hong Kong Special Administrative Region of the PRC.
“Person(s)”	includes any natural person, public body and body of persons, corporate or unincorporated.
“PRC”	the People’s Republic of China.
“SPA Sale Shares”	for purpose of this Agreement, “SPA Sale Shares” means the one (1) ordinary share, par value atUS$1 each, in the capital of the Company which is beneficially owned by the Vendor.
“Taxation”	means all form of tax, duty, rate, levy or other
imposition whenever (if any) and by whatever authority
imposed and whether in the PRC, Hong Kong or
elsewhere, including (without limitation) profits tax,
provisional profits tax, interest tax, property tax,
real estate tax, land use fees, land appreciation tax,
taxes on income, value added tax, withholding tax,
salaries tax, payroll tax, customs duties, excise
duties, rates, stamp duty, capital duty, estate duty
and any interest, penalty or fine in connection with
any such taxation as applicable.
“US$”	United States Dollars, the lawful currency of the United States of America.
“Vendor’s Warranties”	the representations, warranties and undertakings set out in Clause 6 made or given by the Vendor

1.2	References to Clauses and Schedules are references to Clauses and Schedules of or to this Agreement and the Schedules shall be deemed to form part of this Agreement.

1.3	References to the Vendor and the Purchaser shall be deemed to include its successors and assigned beneficiaries.

1.4	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.5	Reference to Ordinances, statutes, legislation or enactments shall be construed as a reference to such Ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

2.	SALE AND PURCHASE OF THE SPA SALE SHARES

2.1	Subject to the terms and conditions contained in this Agreement, the Vendor agrees to sell and the Purchaser, in reliance on the Vendor’s Warranties and the indemnities hereunder made or given by the Vendor, agrees to purchase the SPA Sale Shares free from all liens, charges, encumbrances, pre-emption rights, equities and other third party rights whatsoever and together all rights attached to the SPA Sale Shares or subsequently becoming attached to the SPA Sale Shares at the Completion Date.

2.2	Upon the Completion the Purchaser shall bear, and the Vendor shall cease to bear all the rights and obligations attached to the SPA Sale Shares.

3.	CONSIDERATION

The consideration for the SPA Sale Shares shall be HK$200,000. The entire payment shall be paid to the Vendor by a cashier order issued by a reputable bank in Hong Kong upon the Completion.

4.	CONDITIONS PRECEDENT

4.1	Completion of this Agreement shall be conditional upon the following conditions being fulfilled:-

(a)	board resolutions of the Company, approving the share transfer contemplated in this Agreement, the canceling of the share certificate representing the beneficial ownership of the Vendor, and the issuance of a new share certificate for the Purchaser;

(b)	board resolutions of the Vendor, approving the entering into and performance of this Agreement, sale of the SPA Sale Shares and the execution of all other documents contemplated hereunder;

(c)	board resolutions of the Purchaser approving the entering into and performance of this Agreement, purchase of the SPA Sale Shares and the execution of all other documents contemplated hereunder.

4.2	If any of the above conditions has not been fulfilled or waived on or before December 31, 2008 (or such later date as may be agreed between the parties) following the execution of the Agreement, this Agreement shall terminate.

5.	COMPLETION

5.1	Subject to Clause 4.1 and the fulfillment (or waiver, as the case may be) of all Conditions Precedent, the Completion of the sale and purchase of the SPA Sale Shares contemplated in the Agreement shall take place upon the fulfillment of all Conditions Precedent on or before December 31, 2008 (or such other date agreed by the parties) .

5.2	On the Completion Date, the Vendor shall deliver (i) the signed Instrument of Transfer of the SPA Sale Shares to the Purchaser. ; (ii) the share certificate representing beneficial ownership of the Purchaser to the Purchaser; and (iii) the duly executed resignation letter from Mr. Alan Li (§õì) resigning from the position of director of BBHL, effective upon the presentation of such resignation letter to the board of directors of BBHL. Such letter shall contain confirmation that the resigning director has no claim (and in so far therein any, unconditionally waive any such claim against BBHL) whatsoever against BBHL for losses or termination of his office.

5.3	The Vendor and the Purchaser acknowledged and agreed that all the inter-company outstanding current account balances due between each of the Company, BBHL, BHLNET and the Vendor or any subsidiary of the Vendor shall be waived upon the Completion.

5.4	Upon the Completion, the Purchaser shall enjoy the beneficial ownership and bear the liabilities of the Company except the current account liabilities which shall be waived by the Vendor.

6.	REPRESENTATIONS, WARRANTIES AND UNDERTAKING BY THE VENDOR

6.1	The Vendor hereby unconditionally and irrevocably represents and warrants to and undertakes with the Purchaser that the statements under Clause 6 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respects. The Vendor shall be discharged from its respective further obligations except for its obligations set out in the Agreement.

6.2	The Vendor hereby agrees to indemnify the Purchaser in respect of all costs or expenses which the Purchaser may incur either before or after the commencement of any action in connection with: (a) the settlement of any claim that any of the Vendor’s Warranties are untrue or misleading or have been breached; (b) any legal proceedings in which the Purchaser claims that any of the Vendor’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or (c) the enforcement of any such settlement or judgment. The rights of the Purchaser under Clause 6.2 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

6.3.	The Vendor is the sole registered and beneficial owner of the Sale Shares. The Sale Shares are free from any liens, charges, encumbrances, claims, equities or pre-emptive or third party rights of whatsoever nature and together with all rights and entitlements attaching thereto.

6.4.	As at the date of this Agreement and immediately prior to Completion, the information set out in the Recitals and Schedules to this Agreement is true, accurate and complete.

6.5	The Vendor has full power to enter into this Agreement and to exercise its right and perform its obligations hereunder and its performance of its obligations hereunder have been duly taken and this Agreement will, when executed by each of them, be a legal, valid and binding agreement on it and enforceable in accordance with the terms thereof.

6.6	Prior to the Completion, the Vendor shall use its best efforts to unconditionally cooperate or cause the Company to cooperate with the Purchaser or the independent party engaged by the Purchaser to complete the due diligence and/or investigation of the Company and its subsidiaries BHLNET and BBHL, if any.

7.	REPRESENTATIONS, WARRANTIES AND UNDERTAKING BY THE PURCHASER

7.1	The Purchaser hereby unconditionally and irrevocably represents and warrants to and undertakes with the Vendor that the statements under Clause 7 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect. The Purchaser shall be discharged from its respective further obligations except for its obligations set out in the Agreement.

7.2	The Purchaser hereby agrees to indemnify the Vendor in respect of all costs or expenses which the Vendor may incur either before or after the commencement of any action in connection with: (a) the settlement of any claim that any of the Purchaser’s representations and warranties are untrue or misleading or have been breached; (b) any legal proceedings in which the Vendor claims that any of the Purchaser’ representations and warranties are untrue or misleading or have been breached and in which judgment is given for the Vendor; or (c) the enforcement of any such settlement or judgment. The rights of the Vendor under Clause 7.2 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

7.3	The Purchaser hereby acknowledges that in making the decision to purchase the SPA Sale Shares, it has relied upon its independent investigation of the Vendor and the Company and its subsidiaries BHLNET and BBHL. The Purchaser confirms that it has conducted its due diligence, has had an opportunity to ask questions of, and receive answers from, the Vendor and/ or the Company’s officers and directors concerning the Vendor and/or the Company, their affairs and the terms and conditions of the sale and purchase of the SPA Sale Shares. The Purchaser further confirms that it is familiar with the business, operations, properties, financial condition and prospects of the Company and its subsidiaries BHLNET and BBHL.

7.4	After the Completion, the Purchaser shall use its best efforts to unconditionally cooperate or cause the Company to cooperate with the independent accounting firm engaged by the Vendor to complete the auditing regarding the Company and its subsidiaries BHLNET and BBHL for the fiscal year ending on December 31, 2008.

8.	ANNOUNCEMENTS AND CONFIDENTIALITY

8.1	Neither of the parties hereto shall make any announcement or release or disclose any information concerning this Agreement or the transaction herein referred to or disclose the identity of the other parties hereto (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other Party hereto.

8.2	Save as required by any applicable law or Court order, or any governmental or regulatory authorities (in which case such disclosure shall not be released unless the contents of which have been approved by the other Parties), no press or other announcement shall be made in connection with the subject matter of this Agreement by any Party without the prior written approval of the other Party.

9.	FOREC MAJEURE

9.1	Neither of parties shall be liable for any failure to perform its obligation in connection with any force majeure and the period to perform such obligations may be extended.

9.2	The party exposed to force majeure shall provide a written notice immediately and sufficient evidence within fifteen (15) days following the occurrence of the force majeure to the counterparty.

9.3	The parties shall agree to use their respective best endeavors to mitigate the consequence of the force majeure.

10.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong.

11.	MISCELLIANEOUS PROVISIONS

11.1	COSTS AND EXPENSES
Each of the Parties shall bear its own legal and professional fees, costs and expenses incidental to the negotiation, preparation, execution and completion of this Agreement.
11.2	TAXATION
The stamp duty and all forms of tax incurred in connection with this Agreement (if any) shall be borne by the Vendor and the Purchaser in equal shares.
11.3	NOTICE
Any notice or other communication to be given under this Agreement shall be in writing. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by post or facsimile at the address or fax number of the relevant party set out below (or such other address or fax number as the addressee has by five (5) Business Days prior written notice specified to the other parties):-
To the Vendor
	Name Address Fax Number E-mail Attention	: : : : :	China Technology Development Group Corporation Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong +852 3112 8410 alan.li@chinactdc.com Mr. Li Alan

To the Purchaser

Name Address E-mail Attention	: : : :	Sentron Enterprises Limited Room C, 15/F., Ritz Plaza, 122 Austin Road, Tsimshatsui, Kowloon, Hong Kong lisha.sentron@163.com Ms. Gu Lisha

Any such notice, demand or communication shall be deemed to have been duly served:-

(a)	if given or made by hand, when delivered;

(b)	if given or made by letter, two (2) Business Days after posting;

(c)	if given or made by facsimile or telex, when dispatched with confirmed answerback.

11.4	WAIVER
Non-performance of the rights and remedies by any Party shall not be deemed or in any way not be construed as a waiver of any of its rights and remedies hereunder. The performance of rights and remedies shall not be affected by the partial performance of such rights and remedies by any Party.
11.5	INDULGENCE
The rights and remedies provided in the Agreement are cumulative and not exclusive of any rights or remedies provided by law and shall be supplemented by the current or future rights and remedies provided by law.
11.6	SEVERABILITY
If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.
11.7	ASSIGNMENT
The rights and obligations under the Agreement may not be assigned or transferred by any party without the prior written consent of the other parties.
11.8	AMENDMENT
This Agreement shall not be amended, excluding provisions under Clause 11.6, except by an instrument in writing signed by each of the parties.
11.9	CONSEQUENCE OF THE COMPLETION
The unexecuted provision (including representations, warranties and undertakings) upon the Completion shall remain effective subsequently.
11.10	TIME
Time shall be of the essence of this Agreement. Any time, date or period (if any) mentioned in the Agreement may be amended by mutual written consent between the parties.
11.11	FURTHER ASSURANCE
At all time after the date hereof, the parties shall at their own expense execute all such documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.
11.12	ENTIRE AGREEMENT
This Agreement together with its Schedules constitutes the entire agreement and understanding between the parties in connection with the subject matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and (save as expressly provided or reserved herein) neither party has relied on any such proposals, representations, warranties, agreements or undertakings.
11.13	EXEMPTION
The parties hereby confirm respectively that the share sale and purchase contemplated in the Agreement belongs to business activities.
The parties hereby irrevocably agree that neither of the parties shall declare or defend to be exempted from the governing law.
11.14	INDEPENDENT LEGAL OPINION
All the parties hereby confirm that they have obtained independent legal opinion concerning the terms and conditions of the Agreement and that they hereby execute the Agreement to their best knowledge of the objective, nature and consequence of the Agreement.
11.15	LANGUAGE AND CONTERPART
This Agreement is written in English and executed in two counterparts, all of which will be considered one and the same agreement and will become effective when two counterparts have been signed by each of the parties and delivered to the other parties.

IN WITNESS whereof this Agreement has been executed on the day and year first above written.

SIGNED by Li Alan For and on behalf of	)/s/ Li Alan
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION		)
in the presence of:	)
SIGNED by Gu Lisha For and on behalf of	)/s/ Gu Lisha
SENTRON ENTERPRISES LIMITED	)
in the presence of:	)